Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

FOR IMMEDIATE RELEASE

STAGE STORES REPORTS SEPTEMBER SALES

HOUSTON, TX, October 8, 2009 - Stage Stores, Inc. (NYSE: SSI) today reported that its total sales for the five week September period ended October 3, 2009 decreased 2.4% to $113 million from $115 million in the prior year five week period ended October 4, 2008. Comparable store sales decreased 5.6% this year versus a decrease of 13.6% last year.

Intimates and juniors achieved comparable store sales increases during September. Accessories, cosmetics, footwear and misses sportswear performed better than the Company average. The Midwest was the Company's best performing region, while the Southeast was its weakest.

SALES SUMMARY

	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
Fiscal Period	2009	2008	2009	2008
1st Quarter	(9.0)%	(5.4)%	$333	$353
2nd Quarter	(10.7)	(1.4)	342	373
August	(9.5)	(8.3)	111	120
September	(5.6)	(13.6)	113	115
Quarter-To-Date	(7.6)	(11.0)	224	235
Year-To-Date (8 Mos)	(9.3)	(5.3)	899	961

Commenting on the month's results, Andy Hall, President and Chief Executive Officer, stated, "Our September same store sales results benefited from the Labor Day calendar shift and an easier comparison to last year when sales were significantly impacted by Hurricanes Gustav and Ike. Conversely, September's sales were negatively affected by reduced levels of clearance merchandise."

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Store Activity

The Company opened six stores in September. New Goody's stores were opened in Calhoun, GA, Campbellsville, KY, Princeton, IN, New Boston, OH and Warrensburg, MO. A new Stage store was opened in Lebanon, MO.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 757 stores located in 39 states. The Company operates its stores under the five names of Bealls, Goody's, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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